VIA EDGAR

December 20, 2017

Ms. Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ms. Christina Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	FSI Low Beta Absolute Return Fund (the “Fund”) (File Nos. 333-176227 and 811-22595)

Dear Mses. Rossotto and Fettig:

This letter confirms our receipt of oral comments from Ms. Fettig on November 27, 2017 and those provided by Ms. Rossotto on December 13, 2017 to Post-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2017 (accession number 0001398344-17-013801). We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

December 20, 2017

In addition, please note that the Fund is filing concurrently with this response Post-Effective Amendment No. 4 to the Registration Statement (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to the Comment Letter and makes certain additional changes. The Amendment is marked to note these changes. Separately, the Fund intends to request acceleration of the effective date of the Amendment.

Comments/Questions Posed and Our Responses:

Accounting Comments

COMMENT 1. For future financial statements, please disclose the cost of restricted securities as required by footnote 8 of Regulation S-X Rule 12-12.

RESPONSE 1. The Fund will include the cost of restricted securities as required by footnote 8 of Regulation S-X Rule 12-12 in future financial statements.

Other Comments

COMMENT 1. In the Principal Objective section of the Prospectus Summary, please move the second sentence to the Risk section.

RESPONSE 1. The Fund has deleted the second sentence of that section. A similar sentence is already included in the Risk section.

COMMENT 2. In the third paragraph of the Principal Investment Policies section of the Prospectus Summary, please clarify what fund expenses will be paid with cash or cash equivalents.

RESPONSE 2. The language was revised as follows:

“The Fund may also hold cash or cash equivalents to pay Fund expenses or to fund repurchases.”

COMMENT 3. The disclosure in the Prospectus Summary references both the Bloomberg Barclays U.S. Aggregate Bond Index and the HFRI Fund of Funds Diversified Index. Please clarify what the fund is trying to do with respect to each index.

RESPONSE 3. The following sentence was added to the end of the first paragraph of the Alpha Engine section:

“The Benchmark differs from the Barclays Index in that the Fund seeks performance in excess of the Benchmark, while having a risk profile and volatility similar to that of the Barclays Index.”

December 20, 2017

COMMENT 4. Please put a reference to the Fund investing in private funds on the front cover of the Prospectus.

RESPONSE 4. The following sentence was added to the front cover of the Prospectus:

“Generally, the Fund expects to principally invest its assets in private funds, or “hedge funds,” and the Fund may be referred to as a “fund of hedge funds.””

COMMENT 5. In the Alpha Engine subsection of the Principal Investment Policies section of the Prospectus Summary, please revise the second sentence of the third paragraph so that it is in plain English.

RESPONSE 5. The sentence was revised as follows:

“The Private Funds employ alternative investments strategies either directly, or indirectly through investments in Sub-Funds. When used in the aggregate, these strategies are expected, although not guaranteed, to produce absolute (positive) returns over a full market cycle in excess of the returns generated by the Benchmark during the same period (Alpha). In addition, these strategies are expected to be achieved with substantially lower volatility (e.g., the average variance of returns) than the average common stock trading on a U.S. exchange or a stock index (e.g., the S&P 500).”

COMMENT 6. The first sentence of the Beta Exposure section indicates that investment risks associated with the Alpha Engine are expected to correlate more closely, over time, to that of the equity markets. Please clarify since that conflicts with the language of the Alpha Engine section which states that most of the Funds’ assets will be invested in Private Funds, as Private Funds generally pursue an alternative investment strategy that is not expected to correlate with the equity markets.

RESPONSE 6. The sentence was revised as follows:

“The investment risks associated with the Alpha Engine are expected to correlate more closely, over time, to that of the equity markets than the investment risks associated with the Beta Exposure (defined below).”

COMMENT 7. Please indicate in a supplemental response whether the Fund anticipates using put options that require coverage pursuant to Section 18 of the Investment Company Act of 1940, as amended.

December 20, 2017

RESPONSE 7. The Fund will only be purchasing (and not selling) long dated index put options. When the Fund buys a put on an index, it pays a non-refundable premium and has the right, but not the obligation, prior to the expiration date, to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based is less than the exercise price of the option. This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value.

For example (using hypothetical numbers), let’s assume Index X is currently at $100 and the Fund pays $4 to buy an index put option at $95. The index put represents the right to sell the underlying index at a level of $95. In order to break even, the index must decrease to $91. For each dollar below, $91, the Fund profits by a dollar. So if the index declines to $80, the Fund receives $95-$80 or $15. After subtracting the $5 cost of the option, the Fund earned a profit of $10. If, at the expiration of the put option, the index increased to $200, the Fund would not exercise the put option and would lose the $5 cost of the put option.

Since the purchase of a long dated index put option means that the only assets at risk to the Fund are the cost of the put option, then the Fund does not believe that purchasing long dated index put options requires coverage pursuant to Section 18 of the Investment Company Act of 1940, as amended.

COMMENT 8. Please confirm that the Fund is limiting its sales to accredited investors.

RESPONSE 8. The Fund confirms that it is limiting its sales to accredited investors.

COMMENT 9. In the Fundamental Policies section, if appropriate, add “if any” after the reference to “affiliated Private Funds”.

RESPONSE 9. The requested change has been made.

COMMENT 10. In the Subscription Agreement, please supplementally indicate why investors can check “none of the above” in responding to whether they are an Eligible Investor.

RESPONSE 10. Item 5 (none of the above) has been deleted from the Subscription Agreement.

* * * * *

December 20, 2017

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence